SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras joins Dow Jones Sustainability Index for the 8th consecutive year

Rio de Janeiro, September 13th, 2013 – Petróleo Brasileiro S.A – Petrobras announces that it has been selected to join the Dow Jones Sustainability Index (DJSI) for the eighth consecutive year, obtaining the highest score in the area of Transparency for the seventh time, as well as in the area of Releases to the Environment. The company was also recognized for its performance in the areas of Social Impact on Communities, Environmental Policies/Management Systems and Risk & Crisis Management. The DJSI is the world’s most important sustainability index, which evaluates the best social, environmental and economic practices worldwide.

In this edition, 333 companies from 25 countries participated in the Global index in 59 industry sectors, of which 27 are oil and gas companies. Petrobras also renewed its participation in the Dow Jones Sustainability Emerging Markets, a regional index with 81 companies from 20 developing countries.

In 2012, Petrobras’ investments and operational expenditures in environmental protection totaled R$ 2.9 billion, a 7% increase from last year. The amount includes environmental management projects and sponsorship of outside projects. Among the achievements of the environmental management projects is the saving of 4,000 barrels of oil equivalent per day (boed) or 8.6 million gigajoules (GJ) of energy.

Petrobras’ presence in these indices reflects the company’s constant pursuit in aligning its growth to sustainable development, reducing and mitigating the impact of its activities in the environment and strengthening its commitment with society and its shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.